NEWS RELEASE 09-17	JUNE 2, 2009

FRONTEER GRANTS OPTION TO INTERNATIONAL ENEXCO ON LOOMIS GOLD PROPERTY, NEVADA

Fronteer Development Group Inc. (FRG – TSX/NYSE Amex) is pleased to announce that it has granted International Enexco Inc. (IEC – TSX-V) an option to earn a 51% interest in its 100% owned Loomis Mountain gold property in eastern Nevada.

Enexco may earn a 51% interest in Loomis by drilling a minimum of 11,000 metres (approximately $2.6M US) over 36 months and carrying out a minimum of $300,000 US in non-drilling related field programs, including geological, geochemical and geophysical surveys.

Loomis is located approximately 32 kilometres north of Wells, Nevada, and covers 15,570 acres of mostly private mineral rights. The geology of the area is analogous to Carlin Trend, displaying the same structural characteristics, host rocks and intrusive history. Widespread anomalous gold mineralization at Loomis occurs in a northeast-trending zone that outcrops over a distance of 1.7 kilometres. Rock-chip sampling has yielded up to 4.6 grams per tonne gold. Four target areas have been defined to date but have seen negligible drilling.

The property lies along the eastern edge of the Roberts Mountain Thrust, a key structural feature associated with Carlin-type gold deposits. Enexco plans to place initial efforts on structural mapping to further define drilling targets in the upper-plate and lower-plate rocks of the Roberts Mountain Thrust.

The Loomis option agreement increases Fronteer’s cost-effective exposure to exploration upside in the Eastern Great Basin, where it is a dominant land holder. A $14.1M US program, funded 51%/49% by Fronteer and minority owner AuEx Ventures, is currently underway at Long Canyon.

For a regional map of Fronteer’s EGB projects, please click: http://www.fronteergroup.com/sites/fronteer_admin/EasternGreatBasinProjectMap0826.pdf

Enexco is a Canadian-based advanced exploration company with properties in Nevada and Canada’s Athabasca Basin.

About Fronteer

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive gold project pipeline in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and 100% ownership of Aurora Energy Resources, a private subsidiary advancing a world-class uranium district in Labrador, Canada. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to size of exploration budgets and timing of exploration programs, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.